# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CO2 Energy Transition Corp., CIK 0001956648
CUSIP: 12664M202
Title of class of securities: Common Stock, par value US$0.0001
Address of issuer's principal executive offices: 1334 Brittmoore Rd, Suite 190, Houston, Texas (TX), 77043
Date of event which requires filing of this statement: 04/15/2025
Filed by CIK 0002032843
Persons authorized to receive notices and communications: Andrew J. Martin, 1334 Brittmoore Rd, Suite 190, Houston, Texas (TX), 77043, (832) 724-3149

## Reporting persons
- CO2 Energy Transition, LLC (CIK 0002032843): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,566,173; sole dispositive power 0; shared dispositive power 2,566,173; aggregate amount beneficially owned 2,566,173 (26.8% of the class)
  Comment: (8)(10)(11) Excludes 265,000 shares of common stock, $0.0001 par value per share (the "Common Stock") of CO2 Energy Transition Corp. (the "Issuer"), issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by CO2 Energy Transition, LLC (the "Sponsor"). Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 rights held by the Sponsor (the "Rights"). Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination. Also excludes 1,173 Warrants and 1,173 Rights, issuable upon conversion of an outstanding convertible promissory note.
  
  (13) Based on 9,585,750 outstanding shares of common stock as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, as filed with the Securities and Exchange Commission on May 13, 2025.
- Andrew J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,566,173; sole dispositive power 0; shared dispositive power 2,566,173; aggregate amount beneficially owned 2,566,173 (26.8% of the class)
  Comment: (8)(10)(11) Excludes 265,000 shares of Common Stock of the Issuer, issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 Rights. Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination. Also excludes 1,173 Warrants and 1,173 Rights, issuable upon conversion of an outstanding convertible promissory note.
  
  (13) Based on 9,585,750 outstanding shares of common stock as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, as filed with the Securities and Exchange Commission on May 13, 2025.
- David Gow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,566,173; sole dispositive power 0; shared dispositive power 2,566,173; aggregate amount beneficially owned 2,566,173 (26.8% of the class)
  Comment: (8)(10)(11) Excludes 265,000 shares of Common Stock of the Issuer, issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 Rights. Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination. Also excludes 1,173 Warrants and 1,173 Rights, issuable upon conversion of an outstanding convertible promissory note.
  
  (13) Based on 9,585,750 outstanding shares of common stock as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, as filed with the Securities and Exchange Commission on May 13, 2025.
- Charles E. Fox: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,566,173; sole dispositive power 0; shared dispositive power 2,566,173; aggregate amount beneficially owned 2,566,173 (26.8% of the class)
  Comment: (8)(10)(11) Excludes 265,000 shares of Common Stock of the Issuer, issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 Rights. Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination. Also excludes 1,173 Warrants and 1,173 Rights, issuable upon conversion of an outstanding convertible promissory note.
  
  (13) Based on 9,585,750 outstanding shares of common stock as set forth on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, as filed with the Securities and Exchange Commission on May 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value US$0.0001
Name of issuer: CO2 Energy Transition Corp.
Address of issuer's principal executive offices: 1334 Brittmoore Rd, Suite 190, Houston, Texas (TX), 77043

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Andrew J. Martin; Charles E. Fox, David Gow, and CO2 Energy Transition, LLC (the "Sponsor")(collectively, the "Reporting Persons"). Each of Mr. Martin, Mr. Fox and Mr. Gow, as the Voting Members of the Sponsor, may be deemed to beneficially own the securities held by the Sponsor. The Reporting Persons previously filed a Schedule 13G on March 25, 2025.
Residence or business address: The principal business office of each of the Reporting Persons is: 1334 Brittmoore Rd, Suite 190 Houston, Texas 77043
Present principal occupation or employment:
CO2 Energy Transition, LLC is a Delaware limited liability company that serves as the sponsor group for the Company.

Andrew J. Martin's principal occupation is Executive Vice President at Antelope Energy Resources LLC, located at 2000 W Loop S, Ste 1220, Houston, TX 77027.

Charles E. Fox's principal occupation is energy investment CEO at Windy Cove Energy II, LLC, located at 11757 Katy Fwy, Ste 300, Houston, TX 77079.

David Gow's principal occupation is President and CEO at the Center for Houston's Future, located at 701 Avenida de las Americas, Ste 900, Houston, TX 77010
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Citizenship -

Andrew J. Martin; Charles E. Fox and David Gow - United States
CO2 Energy Transition, LLC - Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 13, 2022, the Sponsor purchased 3,593,750 founder shares from the Issuer for an aggregate purchase price of $25,000. In connection with a reduction in the size of the Issuer's IPO, the subscription agreement was amended and restated on October 10, 2022, on December 28, 2022, and on December 1, 2023, to provide that the founder shares would amount to 2,300,000. Up to 300,000 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters' over-allotment option was exercised; however, because the full over-allotment was exercised in connection with our IPO, no founder shares were forfeited.

Simultaneously with the closing of the Issuer's IPO on November 22, 2024, the Sponsor purchased an aggregate of 265,000 private placement units at a price of $10.00 per private placement unit, for an aggregate purchase price of $2,650,000 in a private placement. Each private placement unit consists of one private share, one private right and one redeemable private warrant. Each private right entitles the holder thereof to receive one-eighth (1/8) of one share of common stock upon the consummation of our initial business combination. Each whole private warrant is exercisable for one share of common stock at a price of $11.50 per share, subject to adjustment.

The private placement units (including the shares of our common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Issuer's initial business combination.

The Issuer's initial stockholders holding founder shares, directors and officers, and the Sponsor, have entered into a letter agreement with the Issuer dated November 20, 2024, pursuant to which they have agreed to waive: (1) their redemption rights with respect to any founder shares and public shares held by them, as applicable, in connection with the completion of the Issuer's initial business combination; (2) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to amend the Issuer's amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with the Issuer's initial business combination or to redeem 100% of the Issuer's public shares if the Issuer does not complete its initial business combination within 18 months from the closing of the IPO (May 22, 2026)(or up to 24 months from the closing of the IPO (November 22, 2026) if the Issuer extends the period of time to consummate a business combination) or (B) with respect to any other provision relating to stockholders' rights or pre-initial business combination activity; and (3) their rights to liquidating distributions from the trust account with respect to any founder shares they hold if the Issuer fails to complete its initial business combination within 18 months (or up to 24 months from the closing of the IPO if the Issuer extends the period of time to consummate a business combination) from the closing of the Issuer's IPO or during any extended time that the Issuer has to consummate a business combination beyond 18 months or as a result of a stockholder vote to amend the Issuer's certificate of incorporation (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete our initial business combination within the prescribed time frame).

Notwithstanding that such shares are already registered, the Issuer agreed to use its best efforts to file a registration statement within 30 days of the business combination to register certain securities for sale under the Securities Act of 1933, as amended (the "Securities Act"). These holders, and holders of units issued upon conversion of working capital loans, if any, are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by the Issuer. However, the registration rights agreement provides that the Issuer will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Issuer will bear the costs and expenses of filing any such registration statements.

On April 15, 2025, the Issuer entered into a convertible promissory note dated March 31, 2025 (the "Working Capital Note") with the Sponsor. Pursuant to the Working Capital Note, the Issuer may request, and in the sole discretion of the Sponsor, the Sponsor may loan the Issuer, drawdowns of up to an aggregate $1,500,000 in principal from time to time, less $11,731 which was advanced prior to the execution of the Working Capital Note, and included as outstanding thereunder, with such amounts to be used for working capital.

Amounts owed under the Working Capital Note do not accrue interest and are payable on the earlier of: (i) the effective date of the consummation of the Issuer's initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the "Business Combination"); or (ii) the date that the winding up of the Issuer is effective (such date, as applicable, the "Maturity Date"), unless accelerated upon the occurrence of an Event of Default (as defined in the Working Capital Note).

Amounts outstanding under the Working Capital Note, are convertible, at the option of the Sponsor, into units of the Issuer ("Working Capital Note Units"), at a conversion price of $10.00 per Working Capital Note Unit, with each unit consisting of one share of Issuer common stock, one warrant, and one right, with each warrant entitling the holder thereof to purchase one share of common stock at $11.50 per share, subject to adjustment as provided in the Issuer's Registration Statement on Form S-1 filed in connection with its initial public offering ("IPO"), and each eight rights entitling the holder to receive one share of common stock upon completion of the Business Combination.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise. The Reporting Persons may also acquire additional shares of common stock under various employee benefit and compensation arrangements with the Company in the future.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Persons retain the right to change his investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and, for the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days except as disclosed in Item 3, above, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D which are held directly by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Revised Securities Subscription Agreement, dated December 1, 2023, between the Registrant and CO2 Energy Transition, LLC as amended and restated - http://www.sec.gov/Archives/edgar/data/1956648/000121390024025217/ea0200225ex10-5_co2energy.htm

2. Letter Agreement, dated November 20, 2024, by and among the Company and its officers, directors and the Sponsor - https://www.sec.gov/Archives/edgar/data/1956648/000121390024101789/ea022225301ex10-1_co2energy.htm

3. Registration Rights Agreement, dated November 20, 2024, by and among the Company and certain security holders -https://www.sec.gov/Archives/edgar/data/1956648/000121390024101789/ea022225301ex10-3_co2energy.htm

4. Private Placement Units Purchase Agreement, dated November 20, 2024, by and between the Company and the Sponsor - https://www.sec.gov/Archives/edgar/data/1956648/000121390024101789/ea022225301ex10-6_co2energy.htm

5. Convertible Promissory Note, dated March 31, 2025, and entered into on April 15, 2025, by and between CO2 Energy Transition Corp. and CO2 Energy Transition, LLC - - https://www.sec.gov/Archives/edgar/data/1956648/000121390025033755/ea023885501ex10-1_co2energy.htm

## Signatures
- CO2 Energy Transition, LLC: /s/ Andrew J. Martin, Andrew J. Martin/Manager (05/30/2025)
- Andrew J. Martin: /s/ Andrew J. Martin, Andrew J. Martin/Individually (05/30/2025)
- David Gow: /s/ David Gow, David Gow/Individually (05/30/2025)
- Charles E. Fox: /s/ Charles E. Fox, Charles E. Fox/Individually (05/30/2025)